Tangoe, Inc. 35 Executive Boulevard Orange, Connecticut 06477 T: 203.859.9300 F: 203.859.9427

October 1, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:              Tangoe, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-35247

Ladies and Gentlemen:

On behalf of Tangoe, Inc. (the “Company”), I am responding to the comments contained in the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 3, 2013 to me, Gary Martino, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 (the “10-K”).  The responses contained herein are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2011 and 2012, page 57

1.                                    We note your response to prior comment 1. We continue to believe that you should provide quantitative disclosure for the significant sources of change in revenues pursuant to the guidance in Section III.D of SEC Release 33-6835. In this regard, your current discussion regarding the change in revenue for fiscal 2012 compared to fiscal 2011 indicates that revenue increased primarily due to “an increase in volume of fixed and mobile communications assets and service offerings being managed or provided through [your] on-demand communication platform for current existing and new customers, combined with revenue attributable to customers acquired through [your] HCL-EMS, Telwares, ProfitLine, Anomalous, ttMobiles and Symphony strategic acquisitions.” You provide similar disclosures for the increase in revenue for fiscal 2011 compared to fiscal 2010 and in your fiscal 2013 Form 10-Q filings. However, these disclosures appear to be overly generic. In this regard, without providing quantification for at least some of the factors that contributed to your revenue growth, it is difficult for investors to fully

Securities and Exchange Commission

October 1, 2013

understand which items most significantly impacted your operations and to fully ascertain whether past performance is indicative of future performance. Please tell us how you intend to enhance your MD&A disclosures in future filings, so to provide investors with a more in-depth analysis of your historical results of operations and prospects for the future. We refer you to the guidance Item 303(a) of Regulation S-K and SEC Release 33-8350.

Response:                                 In response to the Staff’s comment, in future filings containing MD&A the Company will include disclosure along the lines of the following to provide enhanced analysis with respect to the factors that most significantly impacted the period-over-period changes in the Company’s revenue:

“Our recurring technology and services revenue [increased] $[_______], or [__]%, for [current period] as compared to [prior period].  Of this [increase], $[______] was attributable to [an increase] in the [volume of] fixed and mobile communications assets and service offerings being managed or provided through our on-demand communication management platform for existing customers and new customers, excluding customers acquired in acquisitions since [January 1, 2011] except to the extent such acquisition customers purchased new products or services following the applicable acquisition.  This [increase] was driven in part by an [increase] in our total number of customers, excluding such acquisition customers, to [________] as of [end of current period] from [______] as of [end of prior period].

The balance of our [increase] in revenue from [prior period] to [current period] in the amount of [$________] was attributable to an [increase] in revenue from customers acquired in connection with acquisitions since [January 1, 2011] from $[__________] for the [prior period] to $[_________] for the [current period], including revenue from acquisition customers who renewed their contracts with us after the applicable acquisition but excluding revenues from post-acquisition sales of new products and services.  This [increase] was principally attributable to [revenues from customers acquired in connection with an acquisition in [prior period] being included for the full [current period] as compared to only the portion of [prior period] following such acquisition.]”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11.  Income Taxes, page 106

Securities and Exchange Commission

October 1, 2013

2.                                    We note your response to prior comment 3. However, you have not indicated how your current disclosure complies with the requirements of ASC 740-30-50-2. In this regard, the practicability exception only applies to disclosure of the unrecognized deferred tax liability for temporary differences related to foreign subsidiaries, not to the disclosure of the cumulative amounts of such differences. Disclosure of these amounts is required regardless of the company’s assertion that undistributed earnings will be permanently reinvested. Please revise your disclosures accordingly. In addition, please explain to us how you evaluated the criteria for the exception to recognition of a deferred tax liability for undistributed earnings that are intended to be indefinitely reinvested in accordance with ASC 740-30-25-17 and 18 considering you appear to be unable to determine the amount of such undistributed earnings.

Response:                                 The Company advises the Staff that, in response to the Staff’s comment, the Company has undertaken a detailed computation of the historic undistributed earnings of its foreign subsidiaries, based upon the best information available to the Company.  The Company is currently in the process of completing this computation, and at this time the Company believes the total amount of undistributed foreign earnings is approximately $1.7 million. The Company believes that this amount is not material based on the Company’s overall financial position, including its assets in excess of $200 million and equity of nearly $149 million. We plan to disclose the total amount of undistributed earnings of the Company’s foreign subsidiaries in the Company’s future 10-K filings in compliance with the requirements of ASC 740-30-50-2.

Having calculated this estimate of undistributed foreign earnings, the Company continues to maintain that these earnings are deemed “indefinitely” reinvested.  We have considered a variety of business aspects in reaching this determination and have documented these findings in an internal foreign reinvestment plan. The Company made this determination based on the following considerations:

•                 The Company plans to utilize undistributed earnings to finance the expansion and operating requirements of subsidiaries outside of the United States. In recent years, the Company has seen overall growth in the regions in which its foreign subsidiaries are domiciled and expects this trend to continue, both organically and through acquisitions, for the foreseeable future;

•                 The Company does not require cash from its foreign subsidiaries to be available in the United States to support its operations. We have amassed a sufficient cash balance to support operating activities and expansion in the United States through two public offerings

Securities and Exchange Commission

October 1, 2013

over the last two years, with combined net proceeds of approximately $104 million, as well as increased net income in recent years;

•                 In addition to substantial cash in the United States, the Company has access to a line of credit in the amount of $8 million, of which the full amount is currently available.

*          *          *

The Company has not prepared an amendment to the 10-K.  The Company believes that it can address the Staff’s comments with respect to this filing in the responses contained herein and in future filings and the Company respectfully requests that the Staff permit the Company to address the Staff’s comments with its responses contained herein and in future filings.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (203) 859-9366 or facsimile at (203) 859-9427.  Thank you for your assistance.

Very truly yours,

/s/ Gary R. Martino

Gary R. Martino

Chief Financial Officer, Tangoe, Inc.